Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, DC 20549

Re:          USCA All Terrain Fund (the “Company”)

Request to Withdraw Registration Statement on Form N-2 (File No. 811-23055)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective as of the date hereof or at the earliest practicable date hereafter, a filing that was labeled as Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (Accession No. 0000894189-16-010713) together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed on July 29, 2016, but was incorrectly filed as an N-2 file type.  It should have been labeled as a POS AMI file type.  We will refile the document as a POS AMI file type.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Emily Little at (614) 469-3264.

Very truly yours,

/s/ Emily M. Little
Emily M. Little